SIDLEY AUSTIN
SIDLEY

SIDLEY AUSTIN
LEVEL 39
TWO INT'L FINANCE CENTRE
8 FINANCE STREET
CENTRAL, HONG KONG
(852) 2509 7888
(852) 2509 3110 FAX

yan.chen@sidley.com
852 2901 3820

BEIJING
BRUSSELS
CHICAGO
DALLAS
FRANKFURT
GENEVA
HONG KONG
LONDON

LOS ANGELES
NEW YORK
SAN FRANCISCO
SHANGHAI
SINGAPORE
SYDNEY
TOKYO
WASHINGTON, D.C.

FOUNDED 1866




07028089

Our Ref: 22277-00002

November 13, 2007

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
United States of America

Attn: 1934 Act Filing Desk



SUPPL

Dear Sir or Madam:

We represent China Oilfield Services Limited ("COSL"), which is a foreign private issuer that has been granted an exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended. COSL's exemption file number is 82-34696.

Enclosed please one copy of the announcement made by COSL, which COSL is required to furnish to the Securities and Exchange Commission pursuant to the exemption referred hereinabove. Should you have any questions regarding this matter, please do not hesitate to contact us.

PROCESSED
NOV 2 0 2007
THOMSON
FINANCIAL

Yours sincerely,

Yan Chen

HK1 497458v.2



COSL

中海油田服務股份有限公司

China Oilfield Services Limited

(Incorporated in the People's Republic of China as a joint stock limited liability company)

(Stock code: 2883)

RENEWAL OF CONTINUING CONNECTED TRANSACTIONS

The Board announces that on 7 November 2007, the Company entered into the Agreement with CNOOC in respect of the Continuing Connected Transactions. CNOOC is a substantial shareholder of, and currently holds approximately 54.74% in the issued share capital of the Company. Accordingly, the entering into of the Agreement between the Company and CNOOC constitutes connected transactions of the Company under the Listing Rules.

As the aggregate annual amount of the Continuing Connected Transactions exceeds the 2.5% threshold provided in Rule 14A.34 of the Listing Rules, the Continuing Connected Transactions will be subject to the reporting, announcement and Independent Shareholders' approval requirements under Rule 14A.35 of the Listing Rules. CNOOC and its associates will abstain from voting in the Extraordinary General Meeting to be convened for the approval of the Continuing Connected Transactions.

An Independent Board Committee comprising the independent non-executive Directors has been formed to advise the Independent Shareholders on the terms of the Agreement and the relevant cap amounts in relation to the Continuing Connected Transactions, and an independent financial adviser will be appointed to advise the Independent Board Committee and the Independent Shareholders on the terms of the Agreement and the relevant cap amounts under the Agreement.

A circular containing, amongst other things, a notice convening the Extraordinary General Meeting and further details about the Agreement and a letter from the independent financial adviser to be appointed to advise the Independent Board Committee and Independent Shareholders on the terms of the Continuing Connected Transactions will be despatched to the Shareholders as soon as practicable.

THE AGREEMENT

Date: 7 November 2007

Parties: The Company
CNOOC

Subject: Pursuant to the Agreement, the Group and CNOOC or other members of the CNOOC Group will enter into various transactions as detailed under the paragraph headed "Non-Exempt Continuing Connected Transactions" below.

Term: The Agreement has a fixed term of three financial years ending on 31 December 2010.

Price: The basis of determining the prices for the Continuing Connected Transactions will be in accordance with: (1) a comparable market price; or (2) by agreement between the parties based on prices no less favourable to/from third parties or reasonably agreed between the parties, if no comparable market price can be taken as a reference.

Condition: The Agreement is subject to approval by the Independent Shareholders.

NON-EXEMPT CONTINUING CONNECTED TRANSACTIONS

(a) Provision by the Group of the Oilfield Services to the CNOOC Group

Pursuant to the Agreement, the Company, including its subsidiaries, will provide Oilfield Services to the CNOOC Group in relation to its offshore oil and gas exploration, development and production activities.

The Group, and its predecessors, has been providing such offshore oilfield services to the CNOOC Group since 1982, and Magcobar, a 60% owned subsidiary of the Company, has been providing drilling fluid services to the CNOOC Group since the mid-1980s. It is expected that with the commissioning of the vessels of Eastern Marine, a 51% owned subsidiary of the Company, starting from late-2008, the Group will further expand its marine transportation services to the CNOOC Group.

(b) Provision by the CNOOC Group of the Material and Utilities Services to the Group

In the past, the CNOOC Group provided the Group and Magcobar with various materials, utilities, labour and other ancillary services. Pursuant to the Agreement, the CNOOC Group will continue to provide the Group with such supply of materials, utilities and other ancillary services.

(c) Provision by the CNOOC Group of the Property Services to the Group

The Group has leased certain properties from the CNOOC Group for warehousing, office, production and living quarters' uses. Pursuant to the Agreement, the CNOOC Group will continue to lease the properties to the Group and provide the Group with property administration services. Further details about the properties, including the gross floor area of the properties leased will be disclosed in the circular.

It is proposed that the cap amounts of the Continuing Connected Transactions for each of the financial years ending 31 December 2010 will not exceed the followings:

	2008	**2009**	**2010**
	RMB'million	*RMB'million*	*RMB'million*
Oilfield Services	9,542	11,756	14,828
Material and Utilities Services	554	683	860
Property Services	75	92	116

The cap amounts are determined with reference to the historical transactional amounts between the CNOOC Group and the Group for the two years ended 31 December 2006 and the 6 months ended 30 June 2007, and the anticipated business volume of the CNOOC Group and the Group for the three financial years ending 31 December 2010. The Group anticipated a significant increase in its transactions with the CNOOC Group from 2008 owing to the increase in the offshore oil-exploration activities of the CNOOC Group and the commissioning of many of the equipment of the Group between 2008 and 2011, including the commissioning of the vessels of Eastern Marine.

On 18 October 2004, CNOOC and the Company entered into a master agreement for a fixed term of three financial years ending 31 December 2007 (the "2004 Agreement"). Details of the transactions contemplated under the 2004 Agreement were disclosed in the circular of the Company dated 21 October 2004 and the transactions under the 2004 Agreement were approved by the then independent shareholders at the extraordinary general meeting held on 29 November 2004.

As the 2004 Agreement is due to expire on 31 December 2007, it is proposed that the Agreement be entered to govern the Continuing Connected Transactions.

The historical transaction amounts between the CNOOC Group and the Group for the three financial years ended 31 December 2006 and the 6 months ended 30 June 2007 were as follows:

Type of transactions	For the year ended 31 December 2004 Amount *RMB' million*	For the year ended 31 December 2005 Amount *RMB' million*	For the year ended 31 December 2006 Amount *RMB' million*	For the 6 months ended 30 June 2007 Amount* *RMB' million*	
Oilfield Services:					
Actual caps approved	4,293	4,328	6,017	8,374	(for entire year of 2007)
Actual amount	2,872	3,357	4,365	2,825	
Material and Utilities Services:					
Actual caps approved	392	392	471	566	(for entire year of 2007)
Actual amount	201	222	242	84	
Property Services:					
Actual caps approved	26	36	51	71	(for entire year of 2007)
Actual amount	25	30	48	21	

* *unaudited figures*

REASONS FOR THE CONTINUING CONNECTED TRANSACTIONS

CNOOC is the largest offshore oil producers in the PRC. The Company, including its predecessors, has been providing Oilfield Services to CNOOC and its associates since 1982. In addition, the CNOOC Group has also since 1982 been providing Material and Utilities Services to the Group. The Company considers that it is in the interest of the Company to continuously entering into the Continuing Connected Transactions with CNOOC, as it would ensure regular sales to and a stable source of supply of materials and utilities from the largest offshore oil corporation in the PRC.

The properties leased from CNOOC are essential to the Group's operations. Thus, the Company considers that it is in the interest of the Company to continue with the Property Services, as relocating to alternative premises would be costly and could lead to interruption to the Group's operations.

GENERAL

The Company is principally engaged in the provision of offshore oilfield services. CNOOC is a substantial shareholder of, and currently holds approximately 54.74% in the issued share capital of, the Company. Accordingly, the entering into of the Agreement between the Company and CNOOC constitutes connected transactions of the Company under the Listing Rules.

As the aggregate annual amount of the Continuing Connected Transactions exceeds the 2.5% threshold provided in Rule 14A.34 of the Listing Rules, the Continuing Connected Transactions will be subject to the reporting, announcement and Independent Shareholders' approval requirements under Rule 14A.35 of the Listing Rules. CNOOC and its associates will abstain from voting in the Extraordinary General Meeting to be convened for the approval of the Continuing Connected Transactions.

The Company will seek approval from the Independent Shareholders of the Agreement and the proposed cap amounts in relation to the Continuing Connected Transactions under the Agreement in accordance with the requirements of the Listing Rules.

EXTRAORDINARY GENERAL MEETING

An Extraordinary General Meeting will be convened at which ordinary resolutions will be proposed to consider and, if thought fit, approve the Agreement and the relevant cap amounts in relation to the Continuing Connected Transactions. The voting at the Extraordinary General Meeting will be by poll and CNOOC and its associates will abstain from voting for the resolutions to be proposed at the Extraordinary General Meeting to approve the Agreement and the relevant annual cap amounts for the Continuing Connected Transactions.

An Independent Board Committee comprising the independent non-executive Directors has been formed to advise the Independent Shareholders on the terms of the Agreement and the relevant cap amounts in relation to the Continuing Connected Transactions, and an independent financial adviser will be appointed to advise the Independent Board Committee and the Independent Shareholders on the terms of the Agreement and the relevant cap amounts under the Agreement.

The Circular containing, amongst other things, further information on the Agreement and the relevant cap amounts in relation to the Continuing Connected Transactions, the advice of the independent financial adviser to the Independent Board Committee and Independent Shareholders in relation to the Continuing Connected Transactions, the recommendation of the Independent Board Committee to the Shareholders in relation to the Continuing Connected Transactions, and the notice of the Extraordinary General Meeting will be despatched to the Shareholders as soon as practicable.

DEFINITIONS

In this announcement, the following expressions shall have the following meanings unless the context otherwise requires:

"Agreement"	the master agreement entered into between the Company and CNOOC on 7 November 2007
"associate"	has the same meaning as given to it under the Listing Rules
"Board"	the board of Directors

"Circular"	the circular to be despatched to the Shareholders regarding the Agreement and the relevant cap amounts in relation to the Continuing Connected Transactions
"Company"	China Oilfield Services Limited, a joint stock company incorporated in the People's Republic of China with limited liability, the A shares of which are listed on the Shanghai Stock Exchange and the H shares of which are listed on main board of the Stock Exchange
"CNOOC"	China National Offshore Oil Corporation, a state-owned enterprises incorporated under the laws of the PRC, the controlling shareholder of the Company as well as the controlling shareholder of two companies listed in Hong Kong, namely, CNOOC Limited (HKSE: 0883.HK) and China BlueChemical Limited (HKSE: 3983.HK), and a company listed in PRC;
"CNOOC Group"	CNOOC and its subsidiaries, excluding the Group
"Continuing Connected Transactions"	the transactions contemplated under the Agreement
"Director(s)"	the director(s) of the Company
"Eastern Marine"	Eastern Marine Services Limited, a company incorporated in Hong Kong and is 51% owned by the Company
"Extraordinary General Meeting"	the extraordinary general meeting of the Company to be convened to approve the Agreement and the relevant cap amounts in relation to the Continuing Connected Transactions, or any adjournment thereof
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollar, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Independent Board Committee"	an independent committee of the Board, comprising independent non-executive Directors, which has been appointed by the Board to advise the Independent Shareholders on the Continuing Connected Transactions
"Independent Shareholders"	the shareholders of the Company other than CNOOC and its associates
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Magcobar"	China Nanhai-Magcobar Mud Corporation Limited, a Chinese-foreign equity joint venture established in the PRC and is 60% owned by the Company

"Oilfield Services"	the provision of offshore oilfield services by the Group to the CNOOC Group under the Agreement
"Material and Utilities Services"	the supply of material, labour, utilities and other ancillary services by the CNOOC Group to the Group under the Agreement
"PRC"	the People's Republic of China
"Property Services"	the leasing of certain properties in relation to the Group's operations from CNOOC under the Agreement
"Shareholders"	holders of the shares of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"substantial shareholder"	has the same meaning ascribed to it under the Listing Rules
"%"	per cent.

By order of the Board
China Oilfield Services Limited
Chen Weidong
Company Secretary

7 November 2007

As at the date of this announcement, the executive directors of the Company are Messrs. Yuan Guangyu and Li Yong; the non-executive directors of the Company are Messrs. Fu Chengyu and Wu Mengfei; and the independent non-executive directors of the Company are Messrs. Andrew Y. Yan, Gordon C.K. Kwong and Simon X. Jiang.

END